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                              March 17, 2021

       Ian Robertson
       Director and Chief Executive Officer
       Northern Genesis Acquisition Corp. III
       4801 Main Street
       Suite 1000
       Kansas City, MO 64112

                                                        Re: Northern Genesis
Acquisition Corp. III
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 11,
2021
                                                            File No. 333-253234

       Dear Mr. Robertson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.1 to Form S-1 filed March 11, 2021

       Summary, page 1

   1. We note your revisions to potential payments to insiders, such as in the use of proceeds section on page 56 and
executive officer and director compensation section on page
                                                        98 that you expect to
make payments, up to $2,000,000 in the aggregate, in respect of the services of personnel
affiliated with your sponsor, including persons who may be or directors or officers
of the company, for activities on your behalf, including services related to identifying,
investigating and completing an initial business combination. Please revise your summary to
include a section detailing this and other such payments to
                                                        insiders.
 Ian Robertson
Northern Genesis Acquisition Corp. III
March 17, 2021
Page 2

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty,
Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-
3642 with any other questions.



                                                         Sincerely,
FirstName LastNameIan Robertson
                                                         Division of
Corporation Finance
Comapany NameNorthern Genesis Acquisition Corp. III
                                                         Office of Energy &
Transportation
March 17, 2021 Page 2
cc:       Rebecca C. Taylor
FirstName LastName